UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63298/November 10, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14091

In the Matter of :	
:	
CAPE SYSTEMS GROUP, INC., :	
CARIBBEAN CIGAR COMPANY, :	ORDER MAKING FINDINGS AND
CASUAL MALE CORP. :	REVOKING REGISTRATIONS
CELL POWER TECHNOLOGIES, INC., :	BY DEFAULT
CELLMETRIX, INC. (f/k/a BCAM :	
INTERNATIONAL, INC.), :	
CELLULAR PRODUCTS, INC. (n/k/a 872 :	
MAIN STREET CORP.), :	
CEPTOR CORP., :	
CGS SCIENTIFIC CORP., and CIPRICO, INC. :	

SUMMARY

This Order revokes the registrations of the registered securities of Cape Systems Group, Inc., Caribbean Cigar Company, Casual Male Corp., Cell Power Technologies, Inc., CellMetrix, Inc. (f/k/a BCAM International, Inc.), Cellular Products, Inc. (n/k/a 872 Main Street Corp.), CepTor Corp., CGS Scientific Corp., and Ciprico, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on October 19, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by October 22, 2010.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. §

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4-5; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Cape Systems Group, Inc. (CIK No. 779681),[2] is a New Jersey corporation located in South Plainfield, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended December 31, 2006, which reported a net loss of $1 million for the prior three months. On March 10, 1989, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Massachusetts, and the case was terminated on January 11, 1994. As of October 8, 2010, the company's common stock (symbol "CYSG") was quoted on the Pink Sheets operated by Pink OTC Markets Inc. ("Pink Sheets"), had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Caribbean Cigar Co. (CIK No. 1009769) is a revoked Florida corporation located in Knoxville, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $89,214 for the prior three months. On February 8, 1999, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of Tennessee, and the case was closed on November 14, 2007. As of October 8, 2010, the company's common stock (symbol "CIGR") was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Casual Male Corp. (CIK No. 792570) is a Delaware corporation located in Canton, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the year ended February 3, 2001, which reported a net loss of over $101 million for the prior fifty-three weeks. On May 18, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was closed on June 14, 2005.

Cell Power Technologies, Inc. (CIK No. 1202034), is a Florida corporation located in McLean, Virginia, with a class of securities registered with the Commission pursuant to Exchange

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2006, which reported a net loss of $2.6 million from the date of inception on September 22, 2003, to April 30, 2006. As of October 8, 2010, the company's common stock (symbol "CPWT") was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CellMetrix, Inc. (f/k/a BCAM International, Inc.) (CIK No. 856143), is a dissolved New York corporation located in Melville, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of over $1.8 million for the prior six months. As of October 8, 2010, the company's common stock (symbol "CLMI") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cellular Products, Inc. (n/k/a 872 Main Street Corp.) (CIK No. 718585), is a dissolved New York corporation located in Buffalo, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1994, which reported a net loss of $890,079 for the fiscal year ended December 31, 1994. On November 23, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of New York, which was converted to Chapter 7, and the case was terminated on August 23, 2001. As of October 8, 2010, the company's stock (symbol "CELP") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CepTor Corp. (CIK No. 1231472) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007. As of October 8, 2010, the company's common stock (symbol "CEPO") was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CGS Scientific Corp. (CIK No. 19047) is a Pennsylvania corporation located in West Chester, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 29, 2000, which reported a net loss of $60,897 for the prior three months. As of October 8, 2010, the company's common stock (symbol "CGSC") was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ciprico, Inc. (CIK No. 720145), is a delinquent Delaware corporation located in St. Louis Park, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended December 31, 2007, which reported a net loss of more than $2.9 million for the prior three months. On July 28,

2008, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Minnesota, which was converted to Chapter 7, and the case was still pending as of October 8, 2010. As of October 8, 2010, the company's common stock (symbol "CPCIQ") was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Cape Systems Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Caribbean Cigar Company is REVOKED;

the REGISTRATION of the registered securities of Casual Male Corp. is REVOKED;

the REGISTRATION of the registered securities of Cell Power Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of CellMetrix, Inc. (f/k/a BCAM International, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Cellular Products, Inc. (n/k/a 872 Main Street Corp.), is REVOKED;

the REGISTRATION of the registered securities of CepTor Corp. is REVOKED;

the REGISTRATION of the registered securities of CGS Scientific Corp. is REVOKED; and

the REGISTRATION of the registered securities of Ciprico, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge